Filed by SBC Communications Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: AT&T Corp.

Commission File No.: 1-01105

March, 2005

SBC Pre-Closing Merger Information

•                  This guidance is provided prior to the closing of the proposed merger between SBC and AT&T.

•                  The federal antitrust laws have two requirements that govern the relationship between merging parties during the period prior to merger closing.

•                  First, SBC and AT&T remain two independent and separate companies with our own business plans, objectives and decision-making process.

•                  Thus, pre-closing, SBC should not seek to control AT&T’s business.

•                  Second, SBC and AT&T remain actual and potential competitors.

•                  Accordingly, you may not discuss or enter into any anticompetitive “agreement” with respect to commercially sensitive topics such as price and marketing plans.  Never disparage AT&T or any other competitor.

•                  Securities laws also impose restrictions on public communications about the merger.

•                  Documents to be released publicly or distributed publicly must be reviewed (prior to release) by the law department.  This also applies to documents circulated to general groups of employees. Many, if not all, of these documents, including customer communications, may require a special legend and filing with the Securities and Exchange Commission (“SEC”).

•                  Oral discussions must be complete and not misleading. SBC employees communicating with the public are prohibited from communicating material information to analysts, investment advisors or stockholders (which may include customers or employees) in advance of communication to the public.

Stay with the Script

Your Role:

•                  Review, understand and follow the SBC Pre-Closing Merger “Do’s & Don’ts”

•                  Questions or Doubts? Contact your Director about any activity relating to the merger. They will consult the SBC Legal Department in advance if they need further assistance.

SBC Pre-Closing Merger Do’s & Don’ts & Talk Points

	Do’s		Don’ts
•	On a reactive basis only if a customer inquires about the merger:	•	Don’t initiate contact with customers or potential customers to discuss the merger.

•  Do tell customers “Details of the merger are available on the SBC Investor Relations website if you are interested. The address is: www.sbc.com. Just look under the “Corporate Information” section for details”.

		•	Don’t verbally share any information about the merger with customers unless otherwise approved by the SBC Legal Department.
•	Do continue to operate as a separate business at arm’s length from AT&T.	•	Don’t print any materials to distribute to customers unless otherwise approved by the SBC Legal Department.
•	Do continue to make independent decisions in the best interest of SBC and its shareholders.	•	Don’t seek to influence or control AT&T’s business behavior prior to closing, and be sensitive to even creating that appearance.
•	Do continue to compete with AT&T in any and all business activities in which we have been competitors before the merger was announced.	•	Don’t discuss or agree with AT&T on competitive issues like pricing, discounts, marketing strategies or other competitively sensitive topics.
•	Do feel free to take into account on behalf of SBC alone, where appropriate, the different and broader business interests SBC may have once this transaction is approved and closed.	•	Don’t share competitively sensitive business information with AT&T.
•

Do continue to deal with AT&T as a potential supplier, customer or teammate, but only in the ordinary course of business as you would before the merger was announced and as you do with other independent companies.

		•	Don’t share any documents or databases with AT&T employees or seek to obtain any from AT&T without the prior approval of SBC’s Legal Department.
•	Do participate in approved and supervised planning activities but only if you are on a designated planning team pursuant to legal protocols that are being established for that process.	•

Don’t contact AT&T employees outside the ordinary course of business unless such contacts are approved in advance by your senior officer reporting directly to the Chairman and the SBC Legal Department.

CONFIDENTIAL AND PROPRIETARY INFORMATION

Not for use or disclosure outside SBC Communications Inc. and its affiliated companies except under written agreement.

How to Handle Certain Situations & What to Say

Use the following approved responses / action only as provided

Scenario / Question

Approved Response / Action

	•	How will the transaction take place?		Legal restrictions limit what I can share with you. However, what I can share with you is:
	•	What will be our greatest value after the merger closes?	1.

The merger is subject to a number of legal and regulatory approvals. We anticipate that when the transaction closes late this year or early next year, the combined financial, technical and marketing resources of AT&T and SBC will enable the new company to deliver consumer and business services faster than either company alone. By combining complementary, robust and high quality network assets around the globe, the new company will offer a Best-in-Class-Network. The shared legacy of innovation, integrity and customer service will afford the new company Best-in Class-Expertise. We are excited about this opportunity and are optimistic that the merger will create a stronger company better positioned to serve our customers.

	•	What will the ultimate design for the network and products look like?
	•	I am not an AT&T customer. How will this transaction affect my level of service?

			2	And/or: Details of the merger are available on the SBC Investor Relations website if you are interested. The address is: www.sbc.com. Just look under the “Corporate Information” section for details”.
	•	Should I defer purchasing new products and services until the merger between AT&T and SBC closes?

While we are excited about this new opportunity, the transaction is subject to legal and regulatory approvals. Closing is anticipated late this year or early next year. In the meantime, you can count on the same dedication and service that you have come to expect from SBC. SBC has a robust portfolio of products and services available to meet your immediate needs.

	•	Can you help me coordinate with AT&T?		No. Today, SBC and AT&T are separate companies and strong competitors. We are happy to discuss how SBC’s great products and services can meet your needs today.
	•	If I move from AT&T to SBC will you help convince AT&T to waive my termination charges?
	•	How will the merger affect SBC’s core strengths in the consumer/small business markets?

We are excited about this opportunity and optimistic that the merger will create a stronger company better positioned to serve all of our customers. The transaction is subject to legal and regulatory approvals. Closing is anticipated late this year or early next year. In the meantime, you can count on the same dedication and service that you have come to expect from SBC. SBC has a robust portfolio of products and services available to meet your immediate needs.

	•	I am an SBC stockholder; how will this affect me?

SBC believes that this merger will create a strong, financially secure company. I suggest that you address questions or concerns about your stock ownership to SBC Investor Relations, you can reach them via our web site at: www.sbc.com.

	•	Response of third-party indirect sales channels if questioned about the merger.

We are excited about this opportunity and optimistic that the merger will create a stronger company better positioned to serve all of our customers. The transaction is subject to legal and regulatory approvals. Closing is anticipated late this year or early next year. In the meantime, you can count on the same dedication and service that you have come to expect from SBC. SBC has a robust portfolio of products and services available to meet your immediate needs. Additional details of the merger are available at the SBC Investor Relations website (“Corporate Information” section). http://sbc.merger-news.com.

	•	What are the rules concerning joint bidding or other teaming arrangements if AT&T is involved as a participant or a competitor?		Contact Sales VPs

In connection with the proposed transaction, SBC filed a registration statement, including a proxy statement of AT&T Corp., with the Securities and Exchange Commission (the “SEC”) on March 11, 2005 (File No. 333-123283).  Investors are urged to read the registration and proxy statement because it contains important information.  Investors may obtain free copies of the registration and proxy statement, as well as other filings containing information about SBC and AT&T Corp., without charge, at the SEC’s Internet site (www.sec.gov).  These documents may also be obtained for free from SBC’s Investor Relations web site (www.sbc.com/investor_relations) or by directing a request to SBC Communications Inc., Stockholder Services, 175 E. Houston, San Antonio, Texas 78205. Free copies of AT&T Corp.’s filings may be accessed and downloaded for free at the AT&T Investor Relations Web Site (www.att.com/ir/sec) or by directing a request to AT&T Corp., Investor Relations, One AT&T Way, Bedminster, New Jersey 07921.

SBC, AT&T Corp. and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from AT&T shareholders in respect of the proposed transaction. Information regarding SBC’s directors and executive officers is available in SBC’s proxy statement for its 2005 annual meeting of stockholders, dated March 11, 2005, and information regarding AT&T Corp.’s directors and executive officers is available in the registration and proxy statement.  Additional information regarding the interests of such potential participants is included in the registration and proxy statement and other relevant documents filed with the SEC.

Important Information to Know & Where to Find Information

•   Go to Sales One for current and any future updates - http://salesone.sbc.com select “Merger Information” for the following current and any future updates and additional information:

                •  Talking Points and Q&A for Business Customers: Why SBC Now?

                                •   For Internal use only

                                •   Do not distribute/share this document with customers.

                •  Customer Facing Messages and Q&A

                                •   For Internal use only

                                •   Do not distribute/share this document with customers.

                •  Background for Sales Teams

                                •   For Internal use only

                                •   Do not distribute/share this document with customers.

•   Go to the SBC Corporate Web site for the following:

                •  Fact Sheet SBC / AT&T “At a Glance”

                                •   This document is approved for you to share or distribute to customers

                                •   Also see: http://sbc.merger-news.com/materials/am_fs_attsbc.html

Cautionary Language Concerning Forward-Looking Statements

Information set forth in this document contains financial estimates and other forward-looking statements that are subject to risks and uncertainties, and actual results might differ materially  Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving SBC and AT&T Corporation, including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts.  Such statements are based upon the current beliefs and expectations of SBC’s and AT&T’s management and are subject to significant risks and uncertainties.  Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of AT&T shareholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues.  Additional factors that may affect future results are contained in SBC’s filings with the Securities and Exchange Commission (“SEC”), which are available at the SEC’s Web site http://www.sec.gov.  SBC disclaims any obligation to update and revise statements contained in this presentation based on new information or otherwise.

This document may contain certain non-GAAP financial measures.  Reconciliations between the non-GAAP financial measures and the GAAP financial measures are available on SBC’s Web site at www.sbc.com/investor_relations.